AV Homes, Inc.

8601 N. Scottsdale Rd., Suite 225

Scottsdale, Arizona 85253

June 29, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram, Legal Branch Chief
Christopher Ronne, Staff Attorney

Re:	AV Homes, Inc.

Registration Statement on Form S-4 (File No. 333-218953)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AV Homes, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated and that such Registration Statement be permitted to become effective at 4:00 p.m. Eastern Time on Monday, July 3, 2017, or as soon thereafter as possible.

Please contact Michael Coddington of Faegre Baker Daniels LLP, counsel to the Company, at (612) 766-7328, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

AV HOMES, INC.

By:	/s/ S. Gary Shullaw
Name:	S. Gary Shullaw
Title:	Executive Vice President and General Counsel

cc: Michael Coddington, Faegre Baker Daniels LLP